Table of Contents

Exhibit 4.9

English Language Summary of the Investment Agreement by and among Braskem S.A., Odebrecht S.A.,
Nordeste Química S.A.—Norquisa, Petróleo Brasileiro S.A.—Petrobras, and Petrobras Química S.A.—
Petroquisa dated November 30, 2007

The Investment Agreement (“Agreement”) is entered into by and among: Braskem S.A. (“Braskem”), Odebrecht S.A. (“Odebrecht”), Nordeste Química S.A.—Norquisa (“Norquisa”), Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) and Petrobras Química S.A.—Petroquisa, (“Petroquisa”, and, together with Braskem, Odebrecht, Norquisa and Petrobras, hereinafter referred to as “Parties”, and individually as “Party”).

Purpose. The Parties intend to integrate certain petrochemical assets held by Petrobras and/or Petroquisa into Braskem (the “Integration”). The Parties also intend to establish the main terms and conditions of the Integration, including: (i) the number of shares that Braskem will issue to Petrobras and/or to Petroquisa in exchange for such assets; (ii) the manner in which such assets will be integrated into Braskem; and (iii) the terms and conditions of the shareholders’ agreement entered into by the Parties following the Integration.

1. Description of the Assets.

Petrobras and/or Petroquisa shall contribute to Braskem the following assets (the “Assets”):

  37.30% of the total voting capital of Copesul—Companhia Petroquímica do Sul (“Copesul”);
  40% of the total voting capital of Ipiranga Petroquímica S.A. (“IPQ”);
  40% of the total voting capital of Ipiranga Química S.A. (“IQ”);
  up to 100% of the total voting capital of Petroquímica Triunfo S.A. (“Triunfo”); and
  40% of the total voting capital of Petroquímica Paulínia S.A. (“PPSA”).

As a result of the Integration of the Assets, Braskem shall become the owner of:

  100% of the total voting capital of Copesul;
  100% of the total voting capital of IPQ;
  100% of the total voting capital of IQ;
  Up to 100% of the total voting capital of Triunfo, or if the contribution does not occur, Petrobras can pay Braskem for those shares not contributed; and
  100% of the total voting capital of PPSA.

2. Appraisal of the Assets and Exchange Ratio.

Appraisals of Braskem and of the Assets shall be based on a discounted cash flow criterion, without a control premium (“Appraisals”). In exchange for the Assets, Braskem shall issue to Petrobras and Petroquisa 103,435,139 new shares, 46,903,320 of which are common shares and 56,531,819 are class “A” preferred shares (“Exchange Ratio”). As a result, Petrobras and Petroquisa shall jointly hold 30% of the voting capital and 25% of the total share capital of Braskem.

3. Valuation Model.

The value of the Assets shall be based on the book equity value of the Assets and the Exchange Ratio shall be calculated at economic value, in accordance with the Appraisals. The Parties, however, shall have agreed on a final valuation model within six months from the date of this Agreement.

4. Current Memorandum of Understanding and Future Shareholders’ Agreement.

Following the execution of this Agreement, the “Memorandum of Understanding Relating to Petroquímica Triunfo S.A.” dated March 18, 2007, by and among Braskem, Petrobras and Petroquisa shall terminate.

Once the Integration is completed, the Parties shall enter into a shareholders’ agreement (“Shareholders’ Agreement”), which has been incorporated by reference to Exhibit 1 to form 6-K of Braskem S.A. filed on June 3, 2008. Once the Shareholders’ Agreement is executed, the following agreements shall terminate: (i) the “Memorandum of Understanding for Execution of the Shareholders’ Agreement of Copene—Petroquímica do Nordeste S.A.” dated July 3, 2001, by and among Odebrecht Química S.A., Petroquímica da Bahia S.A. and Petroquisa; (ii) the “Second Amendment to the Memorandum of Understanding for Execution of the Shareholders’ Agreement of Copene—Petroquímica do Nordeste S.A.” dated April 29, 2005, by and among Odebrecht, Petroquisa, Petrobras, Norquisa and ODBPAR Investimentos S.A.; and (iii) the “Memorandum of Understanding” dated March 18, 2007, by and among Braskem, Petrobras and Petroquisa regarding the interests of IPQ in Copesul and the control of IQ and IPQ.

5. Representations and Warranties.

Each Party hereby represents that it is empowered to enter into this Agreement and is capable of fulfilling the obligations set forth in this Agreement, without requiring government authorization or breaching any agreement to which it is subject. The Parties shall, if necessary pursuant to applicable Brazilian law, submit the transactions contemplated by this Agreement to, and cooperate to obtain approval of, the Brazilian Antitrust Authorities.

6. Final provisions.

Each Party agrees to indemnify, defend, and hold the other Parties harmless, from any obligations, liabilities, losses, or claims of any kind suffered as a result of its failure to discharge its obligations arising from this Agreement. This Agreement may not be amended except by an instrument in writing signed by the Parties. No provision of this Agreement may be waived except by an instrument in writing signed by the Party waiving such provision. Delay in enforcement of rights set forth in this Agreement shall not constitute a waiver of such rights. This Agreement shall be governed and interpreted pursuant to the laws of the Federative Republic of Brazil.